Corrine L. Scarpello
Senior Vice President and Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue, Suite 200
Norfolk, Nebraska 68701

April 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn.:           Daniel F. Duchovny

Re:	Supertel Hospitality, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 13, 2015

File No. 001-34087

Ladies and Gentlemen:

Set forth below are Supertel Hospitality, Inc.’s responses to the comment letter dated April 20, 2015 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been restated below in their entirety.  The Company’s responses follow each such comment.

Cover Page

1. Please revise the cover page and form of proxy to clearly mark each “Preliminary Copy.”
Refer to Rule 14a-6(e)(1).

Company response:  We have filed an amended preliminary proxy statement and the cover page and form of proxy have been clearly marked with “Preliminary Copy.”

General Information

2. We note that proxies may be solicited by telephone, electronic communication and use of the mails. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter. Also, tell us what types of electronic communication you intend to use.

Company response:  We confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

The type of electronic communication we intend to use will be email.

3. Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Company response:  We have filed an amended preliminary proxy statement and disclosed on page 1 therein the total amount estimated to be spent and total expenditures to date for, in furtherance of , or in connection with the solicitation of security holders.

Item 1 Election of Directors, page 12

4. Please disclose whether your nominees have consented to be named in your proxy statement.

Company response:  We have filed an amended preliminary proxy statement and disclosed on page 12 therein that our nominees have consented to be named in our proxy statement.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (402) 316-1019 or Guy Lawson at (402) 633-1402.

Sincerely,

  /s/ Corrine L. Scarpello

Corrine L. Scarpello

cc:	J. William Blackham, CEO, Supertel Hospitality, Inc.
Guy Lawson, McGrath North